Exhibit 21.1

List of Subsidiaries

Susser Petroleum Operating Company, LLC	Delaware
Susser Energy Services, LLC	Texas
T&C Wholesale, LLC	Texas
Southside Oil, LLC	Virginia
Susser Petroleum Property Company, LLC	Delaware
Mid-Atlantic Convenience Stores, LLC	Delaware
MACS Retail, LLC	Virginia